TECOGEN INC.
45 First Avenue
Waltham, MA 02451

July 27, 2020

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:    Jan Woo, Esq.
Legal Branch Chief
Division of Corporation Finance

Re:	Tecogen Inc. Post-Effective Amendment No. 1 to Registration Statements on Form S-8 Registration Nos. 333-187928 and 333-218244

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”), Tecogen Inc., a Delaware corporation (“Company”), hereby requests withdrawal of Post-Effective Amendment No. 1 to its Registration Statements on Form S-8 (File Nos. 333-187928 and 333-218244) (“Post-Effective Amendment”) together with all exhibits thereto.  The Post-Effective Amendment was filed with the Securities and Exchange Commission (“Commission”) to post-effectively amend the following Form S-8 Registration Statements (collectively, “Form S-8 Registration Statements”): (a) the Company’s Form S-8 Registration Statement (Registration No. 333-187928) filed with the Commission on April 15, 2013, and (b) the Company’s Form S-8 Registration Statement (Registration No. 333-218244) filed with the Commission on May 25, 2017. Each such Form S-8 Registration Statement became effective upon the date it was filed with the Commission. The Post-Effective Amendment was filed with a view to including in the Form S-8 Registration Statements a combined “Reoffer Prospectus” relating to shares registered pursuant to the Form S-8 Registration Statements.

No securities were sold pursuant to the Post-Effective Amendment.  The Post-Effective Amendment has not been declared effective by the Commission.

The Company is withdrawing the Post-Effective Amendment in view of the fact that it was inadvertently filed by the Company with the Commission under the incorrect Edgar Submission Type.  Following grant of this withdrawal request, the Company intends to re-file the Post-Effective Amendment with the Commission under the correct Edgar Submission Type, namely, S-8 POS.

Please provide a copy of the order granting the withdrawal request to our counsel, Neil R.E. Carr of Somertons, PLLC, by facsimile at (202) 478-2980, or by email at neil.carr@somertons.com.

If you have any question regarding the foregoing withdrawal application, please contact Mr. Carr by telephone at (202) 459-4651. Thank you for your attention to this matter.

Respectfully submitted,

/s/ John K. Whiting, IV
Name: John K. Whiting, IV
Title: General Counsel